September 5, 2008

Mail Stop 6010

Stephen J. Fanning
Chairman, President and Chief Executive Officer
Thermage, Inc.
25881 Industrial Boulevard
Hayward, CA 94545

> **Re:** **Thermage, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 11, 2008**
> **File No. 333-152948**

Dear Mr. Fanning:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

What approval is required by Reliant Stockholders, page iv

1. Please balance your unequivocal statement that Reliant has received the required approval with a summary of the risk beginning at the bottom of page 20.

Litigation relating to Section 2115 of the California . . ., page 20

2. We note your disclosure regarding what Section 2115 of the California General Corporation Law "purports to" and "would" require. Please clarify why you do not know what is required by the law you cite. Also, please reconcile your disclosure in the first sentence that Reliant "may be" subject to Section 2115 of

the California General Corporation Law with your disclosure on page 21 that Reliant is a "quasi-California corporation" subject to Section 2115.

3.   We note your disclosure regarding the recent Delaware Chancery Court case. Please revise to balance this disclosure by including disclosure of the position taken by California courts with respect to the applicability and validity of Section 2115.

4.   From your disclosure here and page 72, it appears that, since Reliant will not seek the approval of the holders of a majority of its common shares, it will not be complying with Section 2115 despite being subject to that provision. If that is correct, please revise to state so directly in an appropriately captioned risk factor, and disclose the consequences of such non-compliance.

Background, page 56

5.   We note the rejected acquisition proposal mentioned in your Current Report on Form 8-K dated September 4, 2008. Please describe in this section the proposal and the reason for rejection. Also, with a view toward disclosure, please tell us the identity of the party making the proposal and all affiliations between you and that party.

6.   Please clarify the reasons that Reliant and Thermage rejected the other proposals that you disclose. For example, clarify how you concluded that a proposal was "highly speculative and contingent" and that the other company would not be able to consummate the transaction. Also tell us about all affiliations between you and the other parties to the proposed transactions.

Spinco, page 73

7.   Please expand your disclosure regarding the anticipated distribution of Spinco shares to disclose whether that distribution will be made on a pro rata basis. Also, please tell us whether you intend to register that distribution under the Securities Act. If you do not intend to register that transaction, please provide us with your analysis supporting the exemption from registration on which you intend to rely. Cite all authority.

Governmental and Regulatory Approvals, page 73

8.   Please disclose the information required by Item 3(i) of Form S-4 with respect to Reliant's obligation to comply with Section 2115 of the California General Corporation Law, including the requirement to obtain approval of the transaction by a majority of its outstanding common shares, as mentioned on pages 20-21.

Also clearly disclose the reasons for not seeking common shareholder approval of this transaction.

Structure of the Integrated Merger, page 78

9.   Please disclose the purpose and effect of structuring the transaction as the "two-step merger" described in your disclosure.

Reliant Support Agreements, page 96

10. Please revise the first paragraph on page 97 to clarify which Reliant stockholders executed the written consents approving the transaction and their relationship to you. Also, with a view toward disclosure, tell us the number and percentage of shares beneficially owned by those stockholders, and tell us how obtaining the written consent of such parties prior to filing this registration statement is consistent with Section 5 of the Securities Act. Refer to Section VIII.A.9 of the Division of Corporation Finance's outline of *Current Issues and Rulemaking Projects* (November 14, 2000).

Comparison of Stockholder Rights, page 208

11. Your disclosure may not be qualified by reference to statutes or documents not filed as exhibits, nor may you disclaim responsibility for your obligation to disclose all material differences. Please revise your first paragraph to remove any implication to the contrary.

Item 22. Undertakings, page II-3

12. Please include the undertakings required by Item 512(a) of Regulation S-K. Refer to Section II.F. of Securities Act Release No. 6578 (April 23, 1985).

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Chris F. Fennell, Esq.—Wilson Sonsini Goodrich & Rosati P.C.